NEDAK ETHANOL, LLC
                              87590 HILLCREST ROAD
                                  P. O. BOX 391
                            ATKINSON, NEBRASKA 68713

                                  June 15, 2006


Securities and Exchange Commission

Washington, D.C. 20549

        Re:    NEDAK Ethanol, LLC
               Form SB-2 Registration Statement
               File No. 333-130343

Ladies and Gentlemen:

        On behalf of NEDAK Ethanol, LLC ("NEDAK"), and in connection with our request for acceleration of the effective date of the above-referenced Registration Statement, please be advised that NEDAK understands and acknowledges that:

        o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

        o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

        o NEDAK may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

        As previously noted in our request for acceleration, NEDAK understands that the request for acceleration is a confirmation of the fact that NEDAK is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they related to the proposed offering of securities specified in the above-captioned Registration Statement.

                                            Very truly yours,

                                            NEDAK Ethanol, LLC

                                            /s/ Jerome Fagerland

                                            Jerome Fagerland
                                            President